UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of August, 2017

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

ANNOUNCEMENT OF FINANCIAL RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2017

On August 4, 2017, the registrant filed with the Tokyo Stock Exchange information as to the registrant’s financial condition and results of operations at and for the three months ended June 30, 2017. Attached hereto is a copy of the press release and supplementary data relating thereto, both dated August 4, 2017, pertaining to such financial condition and results of operations, as well as forecasts for the registrant’s operations for the fiscal year ending March 31, 2018. The consolidated financial information of the registrant and that of its subsidiary NTT DOCOMO, INC., included in the press release and the supplementary data relating thereto, were prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of the registrant’s three wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation, as well as the consolidated financial information of its subsidiary NTT DATA CORPORATION, included in the press release and the supplementary data relating thereto, were prepared on the basis of accounting principles generally accepted in Japan. The consolidated financial information of the registrant’s subsidiary Dimension Data Holdings plc, included in the supplementary data related to the press release, was prepared on the basis of International Financial Reporting Standards (“IFRS”). The financial information for the three months ended June 30, 2017 in the press release is unaudited.

The earnings projections of the registrant and its subsidiaries included in the press release contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Takashi Ameshima
	Name:	Takashi Ameshima
	Title:	Vice President
Investor Relations Office

Date: August 4, 2017

Financial Results Release	August 4, 2017 [U.S. GAAP	]
For the Three Months Ended June 30, 2017

Name of registrant: Nippon Telegraph and Telephone Corporation (“NTT”) / URL http://www.ntt.co.jp/ir/
Code No.: 9432
Stock exchanges on which the Company’s shares are listed: Tokyo
Representative: Hiroo Unoura, President and Chief Executive Officer
Contact: Takashi Ameshima, Head of IR, Finance and Accounting Department / TEL +81-3-6838-5481
Scheduled filing date of quarterly securities report: August 7, 2017
Scheduled date of dividend payments: –
Supplemental material on quarterly results: Yes
Presentation on quarterly results: Yes (for institutional investors and analysts)

1.	Consolidated Financial Results for the Three Months Ended June 30, 2017 (April 1, 2017 – June 30, 2017)

Amounts are rounded to the nearest million yen.

(1) Consolidated Results of Operations

	(Millions of yen)
	Operating Revenues		Operating Income		Income before Income Taxes		Net Income Attributable to NTT
Three months ended June 30, 2017	2,809,782	3.4%	491,597	0.9%	496,233	11.2%	271,472	11.4%
Three months ended June 30, 2016	2,716,739	0.4%	487,395	35.9%	446,107	21.4%	243,628	26.1%

Notes:	1.	Comprehensive income (loss) attributable to NTT:	For the three months ended June 30, 2017: 278,685 million yen 81.0%
			For the three months ended June 30, 2016: 153,977 million yen (9.2%)
	2.	Percentages above represent changes from the corresponding previous period.

	Basic Earnings per Share Attributable to NTT		Diluted Earnings per Share Attributable to NTT
Three months ended June 30, 2017	135.24	(yen)	—	(yen)
Three months ended June 30, 2016	116.73	(yen)	—	(yen)

(2) Consolidated Financial Position

	(Millions of yen, except per share amounts)
	Total Assets	Total Equity	NTT Shareholders’ Equity	Equity Ratio (Ratio of NTT Shareholders’ Equity to Total Assets)	NTT Shareholders’ Equity per Share
June 30, 2017	21,216,993	11,637,394	9,162,335	43.2%	4,566.41	(yen)
March 31, 2017	21,250,325	11,507,756	9,052,479	42.6%	4,491.73	(yen)

2. Dividends

	Annual Dividends
	End of the first quarter	End of the second quarter		End of the third quarter	Year-end		Total
Year Ended March 31, 2017	—	60.00	(yen)	—	60.00	(yen)	120.00	(yen)
Year Ending March 31, 2018	—	—		—	—		—
Year Ending March 31, 2018 (Forecasts)	—	75.00	(yen)	—	75.00	(yen)	150.00	(yen)

Note: Change in dividend forecasts during the three months ended June 30, 2017: None

3. Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2018 (April 1, 2017 – March 31, 2018)

	(Millions of yen, except per share amount)
	Operating Revenues		Operating Income		Income before Income Taxes		Net Income Attributable to NTT		Basic Earnings per Share Attributable to NTT
Year Ending March 31, 2018	11,750,000	3.2%	1,590,000	3.3%	1,580,000	3.4%	830,000	3.7%	414.00	(yen)

Notes:	1.	Percentages above represent changes from the previous fiscal year.
	2.	Change in consolidated financial results forecasts for the fiscal year ending March 31, 2018 during the three months ended June 30, 2017: None

*Notes:

(1)	Change in significant consolidated subsidiaries during the three months ended June 30, 2017 that resulted in changes in the scope of consolidation: None

(2)	Adoption of accounting which is simplified or exceptional for quarterly consolidated financial statements: None

(3)	Change of accounting policy

	i.	Change due to revision of accounting standards and other regulations: Yes

	ii.	Other change: Yes
(For further details, please see “Summary Information (notes)” on page 3.)

(4)	Number of shares outstanding (common stock)

	i.	Number of shares outstanding (including treasury stock):

June 30, 2017 : 2,096,394,470 shares

March 31, 2017: 2,096,394,470 shares

	ii.	Number of shares of treasury stock:

June 30, 2017 : 89,930,196 shares

March 31, 2017: 81,026,959 shares

	iii.	Weighted average number of shares outstanding:

For the three months ended June 30, 2017: 2,007,361,528 shares

For the three months ended June 30, 2016: 2,087,053,427 shares

*	This financial results release is not subject to the quarterly review.

*	Explanation of earnings forecasts and other notes:

Forward-looking statements in this earnings release, such as forecasts of results of operations, are based on the information currently available to NTT and certain assumptions that we regard as reasonable and therefore actual results may differ materially from those contained in or suggested by any forward-looking statements. With regard to the assumptions and other related matters concerning forecasts for the fiscal year ending March 31, 2018, please refer to page 9.

On Friday, August 4, 2017, NTT will hold a presentation on its financial results for institutional investors and analysts. Shortly thereafter, NTT plans to post on its website explanatory details, along with the materials used at the presentation.

1. Summary Information (notes)

(1)	Change in significant consolidated subsidiaries during the three months ended June 30, 2017, that resulted in changes in the scope of consolidation: None

(2)	Adoption of accounting which is simplified or exceptional for quarterly consolidated financial statements: None

(3)	Change of accounting policy: Yes

Balance sheet classification of deferred taxes

On November 20, 2015, the FASB issued ASU2015-17 “Balance sheet classification of deferred taxes” which requires that all deferred tax liabilities and assets be classified as noncurrent on the balance sheet.

Effective April 1, 2017, NTT Group adopted this ASU prospectively and prior periods were not retrospectively adjusted.

Change in Fiscal Year End of Certain Subsidiaries

As of April 1, 2017, certain of NTT’s consolidated subsidiaries changed their fiscal year ends from December 31 or January 31 to March 31, thereby eliminating a three-month or two-month lag between their fiscal year ends and NTT’s fiscal year end in NTT’s quarterly consolidated financial statements. The elimination of this lag was applied as a change in accounting policy. NTT did not make any retrospective adjustments to its financial statements as these changes did not have a material impact on the consolidated financial statements for the three months ended June 30, 2016 or the year ended March 31, 2017. As a result of this change, NTT’s retained earnings, accumulated other comprehensive income (loss) and noncontrolling interests have increased by ¥909 million, ¥484 million and ¥1,180 million, respectively, as of the beginning of the current fiscal year.

2. CONSOLIDATED FINANCIAL STATEMENTS

(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2017	June 30, 2017	Increase (Decrease)
ASSETS
Current assets:
Cash and cash equivalents	¥925,213	¥961,325	¥36,112
Short-term investments	63,844	87,035	23,191
Notes and accounts receivable, trade	2,699,708	2,391,458	(308,250)
Allowance for doubtful accounts	(48,626)	(50,305)	(1,679)
Accounts receivable, other	505,145	576,483	71,338
Inventories	365,379	404,368	38,989
Prepaid expenses and other current assets	573,170	687,395	114,225
Deferred income taxes	228,590	—	(228,590)

Total current assets	5,312,423	5,057,759	(254,664)

Property, plant and equipment:
Telecommunications equipment	11,046,115	11,014,159	(31,956)
Telecommunications service lines	16,064,732	16,102,470	37,738
Buildings and structures	6,147,869	6,191,397	43,528
Machinery, vessels and tools	2,032,389	2,078,270	45,881
Land	1,292,685	1,292,943	258
Construction in progress	421,819	452,510	30,691

	37,005,609	37,131,749	126,140
Accumulated depreciation	(27,286,588)	(27,406,862)	(120,274)

Net property, plant and equipment	9,719,021	9,724,887	5,866

Investments and other assets:
Investments in affiliated companies	484,596	487,890	3,294
Marketable securities and other investments	495,290	499,208	3,918
Goodwill	1,314,645	1,317,887	3,242
Software	1,209,485	1,205,638	(3,847)
Other intangible assets	453,918	445,215	(8,703)
Other assets	1,492,076	1,508,162	16,086
Deferred income taxes	768,871	970,347	201,476

Total investments and other assets	6,218,881	6,434,347	215,466

Total assets	¥21,250,325	¥21,216,993	¥(33,332)

	Millions of yen
	March 31, 2017	June 30, 2017	Increase (Decrease)
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥227,207	¥256,899	¥29,692
Current portion of long-term debt	681,904	783,976	102,072
Accounts payable, trade	1,612,996	1,157,395	(455,601)
Current portion of obligations under capital leases	14,430	13,563	(867)
Accrued payroll	443,308	390,344	(52,964)
Accrued taxes on income	239,755	121,175	(118,580)
Accrued consumption tax	75,083	98,445	23,362
Advances received	324,342	354,604	30,262
Deposits received	66,518	379,847	313,329
Other	445,850	404,292	(41,558)

Total current liabilities	4,131,393	3,960,540	(170,853)

Long-term liabilities:
Long-term debt (excluding current portion)	3,168,478	3,186,397	17,919
Obligations under capital leases (excluding current portion)	25,568	23,323	(2,245)
Liability for employees’ retirement benefits	1,599,381	1,611,421	12,040
Accrued liabilities for point programs	103,047	89,425	(13,622)
Deferred income taxes	166,751	152,404	(14,347)
Other	497,132	502,281	5,149

Total long-term liabilities	5,560,357	5,565,251	4,894

Redeemable noncontrolling interests	50,819	53,808	2,989

Equity:
NTT shareholders’ equity
Common stock, no par value	937,950	937,950	—
Additional paid-in capital	2,862,035	2,856,019	(6,016)
Retained earnings	5,626,155	5,777,614	151,459
Accumulated other comprehensive income (loss)	1,562	9,259	7,697
Treasury stock, at cost	(375,223)	(418,507)	(43,284)

Total NTT shareholders’ equity	9,052,479	9,162,335	109,856

Noncontrolling interests	2,455,277	2,475,059	19,782

Total equity	11,507,756	11,637,394	129,638

Total liabilities and equity	¥21,250,325	¥21,216,993	¥(33,332)

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

THREE-MONTH PERIOD ENDED JUNE 30

Consolidated Statements of Income

	Millions of yen
	2016	2017	Increase (Decrease)
Operating revenues:
Fixed voice related services	¥311,770	¥290,200	¥(21,570)
Mobile voice related services	212,977	228,736	15,759
IP / packet communications services	948,049	949,165	1,116
Sale of telecommunications equipment	186,716	173,417	(13,299)
System integration	688,310	782,506	94,196
Other	368,917	385,758	16,841

	2,716,739	2,809,782	93,043

Operating expenses:
Cost of services (exclusive of items shown separately below)	547,254	554,873	7,619
Cost of equipment sold (exclusive of items shown separately below)	175,266	184,529	9,263
Cost of system integration (exclusive of items shown separately below)	501,733	561,091	59,358
Depreciation and amortization	359,198	332,278	(26,920)
Impairment losses	379	—	(379)
Selling, general and administrative expenses	645,514	685,414	39,900

	2,229,344	2,318,185	88,841

Operating income	487,395	491,597	4,202

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(10,006)	(8,329)	1,677
Interest income	4,332	4,577	245
Other, net	(35,614)	8,388	44,002

	(41,288)	4,636	45,924

Income before income taxes and equity in earnings (losses) of affiliated companies	446,107	496,233	50,126

Income tax expense (benefit):
Current	129,311	156,776	27,465
Deferred	9,614	(4,378)	(13,992)

	138,925	152,398	13,473

Income before equity in earnings (losses) of affiliated companies	307,182	343,835	36,653

Equity in earnings (losses) of affiliated companies	4,613	3,571	(1,042)

Net income	311,795	347,406	35,611

Less – Net income attributable to noncontrolling interests	68,167	75,934	7,767

Net income attributable to NTT	¥243,628	¥271,472	¥27,844

Per share of common stock:
Weighted average number of shares outstanding (Shares)	2,087,053,427	2,007,361,528
Net income attributable to NTT (Yen)	¥116.73	¥135.24

Consolidated Statements of Comprehensive Income

	Millions of yen
	2016	2017	Increase (Decrease)
Net income	¥311,795	¥347,406	¥35,611
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on securities	(14,702)	4,123	18,825
Unrealized gain (loss) on derivative instruments	3,378	2,665	(713)
Foreign currency translation adjustments	(100,780)	1,782	102,562
Pension liability adjustments	2,576	2,093	(483)

Total other comprehensive income (loss)	(109,528)	10,663	120,191

Total comprehensive income (loss)	202,267	358,069	155,802

Less – Comprehensive income attributable to noncontrolling interests	48,290	79,384	31,094

Total comprehensive income (loss) attributable to NTT	¥153,977	¥278,685	¥124,708

(3) Going Concern Assumption

None

(4) NTT Shareholders’ Equity

1. Dividends

Cash dividends paid

Resolution	The shareholders’ meeting held on June 27, 2017
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥120,922 million
Cash dividends per share	¥60
Record date	March 31, 2017
Date of payment	June 28, 2017

2. Treasury stock

On December 12, 2016, the Board of Directors resolved that NTT may acquire up to 33 million shares of its outstanding common stock for an amount in total not exceeding ¥150 billion from December 13, 2016 through June 30, 2017. Based on this resolution, NTT repurchased 21,693,800 shares of its common stock for a total purchase price of ¥106,763 million between December 2016 and March 2017. NTT also repurchased 8,893,400 shares of its common stock for a total purchase price of ¥43,235 million in April 2017 and concluded the repurchase of its common stock authorized by Board of Directors’ resolution.

(5) Subsequent Events

None

[Note]

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

August 4, 2017
Financial Resultsfor the Three Months Ended June 30, 2017

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.
* “E” in this material represents that the figure is a plan or projection for operation.
**    “FY” in this material indicates the fiscal year ending March 31 of the succeeding year.
***    “1Q” in this material represents the 3-month period beginning on April 1 and ending on June 30.
Financial Results for the Three Months Ended June 30, 2017 1 Copyright (c) 2017 Nippon Telegraph and Telephone Corporation

Table of Contents
Highlights Topics
Contributing Factors by Segment “Tokyo 2020 Medal Project:
Towards an Innovative Future for All”
Appendix
Financial Results for the Three Months Ended June 30, 2017 2 Copyright (c) 2017 Nippon Telegraph and Telephone Corporation

Highlights
Both Operating Revenues and Operating Income increased.
Financial results are steadily progressing in line with the annual plan.
Status of Consolidated Financial Results
Operating Revenues    ¥2,809.8 billion (increase of ¥93.0 billion [3.4%] year-on-year)
Operating Income    ¥491.6 billion (increase of ¥4.2 billion [0.9%] year-on-year) Net Income *1    ¥271.5 billion (increase of ¥27.8 billion [11.4%] year-on-year)
Overseas Sales    $4.6 billion (increase of $0.8 billion [21.2%] year-on-year) Overseas Operating Income *2 $0.19 billion (increase of $0.06 billion [43.1%] year-on-year)
*1 Net income represents net income attributable to NTT, excluding noncontrolling interests.
*2 Operating Income excludes M&A-related temporary expenses, such as depreciation costs of intangible fixed assets.
Financial Results for the Three Months Ended June 30, 2017 3 Copyright (c) 2017 Nippon Telegraph and Telephone Corporation

Topics
Increased Profitability of Network Services
Expansion of NTT’s User Base
Mobile Subscriptions: 75.11 million mobile subscriptions (net increase of 0.23 million)
(Included in the above) Kake-hodai & Pake-aeru: 38.34 million subscriptions (net increase of 1.28 million)
FTTH Subscriptions: 20.29 million subscribers (net increase of 0.24 million)
(Included in the above) Hikari Collaboration: 9.57 million (net increase of 0.83 million)
Growing number of Wi-Fi area owners*1: 612 (net increase of 55)
Cost reductions (fixed/mobile access lines) : Reduction of ¥682.0 billion (total*2) (reduction of ¥28.0 billion for this quarter)
Promotion of the B2B2X Model
Each NTT Group company has been expanding its joint demonstration experiments and collaborations with other companies through the use of AI, Big Data and IoT in various fields, such as sports and agriculture.
*1 Total number of large-scale corporate or local government customers. Excludes small-scale restaurants, etc.
*2 Compared to FY2014.
Financial Results for the Three Months Ended June 30, 2017 4 Copyright (c) 2017 Nippon Telegraph and Telephone Corporation

Contributing Factors by Segment

NTT

- **Increase in Operating Revenues and Operating Income in the Long Distance and International Communications business and the Data Communications business segment.**

Operating Revenues (Year-on-year: +93.0)

(Billions of yen)

2,716.7
FY2016 4-6
Regional communications business
15.1
(FY2017 4-6)
〔787.8〕
Long distance and international communications business
10.7
〔529.7〕
Mobile communications business
28.0
〔1,136.7〕
88.8
Data communications business
〔462.3〕
19.4
Other business *
2,809.8
FY2017 4-6

Operating Income (Year-on-year: +4.2)

487.4
FY2016 4-6
Regional communications business
5.8
(FY2017 4-6)
〔133.6〕
Long distance and international communications business
7.8
〔34.8〕
Mobile communications business
20.7
〔277.6〕
Data communications business
3.4
〔25.3〕
Other business *
7.9
491.6
FY2017 4-6

*Includes adjustments such as elimination

Financial Results for the Three Months Ended June 30, 2017 Copyright (c) 2017 Nippon Telegraph and Telephone Corporation
2,716.7 Operating Revenues 10.7 28.0 2,809.8 88.8 19.4 *
787.8
529.7
FY2017 4-6
1,136.7
462.3
Increase in Operating Revenues and Operating Income in the Long Distance and International Communications business andthe Data Communications business segment. Contributing Factors by Segment 15.1 Operating Income 487.4 491.6 * 133.6 34.8 FY20174-6
277.6
25.3
20.7 5.8 3.4 7.8 7.9 (Billions of yen)
(Year-on-year: +93.0)
(Year-on-year: +4.2) Regional communications business Long distance and international communications business Mobile communications business Data communications business Other business *Includes adjustments such as elimination FY2016 4-6 FY2016 4-6 FY2017 4-6 FY2017 4-6 Regional communications business Long distance and international communications business Mobile communications business Data communications business Other business 5

Financial Results for the Three Months Ended June 30, 2017 Copyright (c) 2017 Nippon Telegraph and Telephone Corporation
In the first public participation project of its kind in the history of the
Olympicand Paralympic Games, medals for the Olympic and Paralympic Games
Tokyo 2020 will be made from used mobile phones and other devicesand small household appliances.
Sponsor : The Tokyo Organising Committee of the Olympic and Paralympic Games
Collaborators: NTT DOCOMO, Japan Environmental Sanitation Center, Ministry of the Environment,
and the Tokyo Metropolitan Government
April 2017: Begin the Project
Began collecting devices from NTT DOCOMO’s nationwide stores (approx. 2,400 stores)
*April 1: Tokyo OrganisingCommittee of the Olympic and Paralympic Games launch event at the Tokyo Station/OtemachiDOCOMO shops
Special guests: Takeshi Matsuda
(Olympics –Swimming/Medalist for three consecutive Olympic games)
TakuroYamada
(Paralympics –Swimming/Medalist at theRio Olympic games)
Collect devices from corporations and conduct promotion and collection activities at various events
Expand collections primarily from Olympic/Paralympic partners
Participate in events such as the Tokyo 2020 Approval Program
(Ex.) “Japan Walk in SENDAI” and “GOLD SPORT DAY 2017”
?Establish a “Mobile Phone Recycling Class” ( July 2017-)
•Targeting primary school students: a joint exercise for all 6th-graders within a school
* Introduce the project, explain the recycling of mobile phones, collect mobile phones that are no longer used from children’s homes, etc.
Recycled 740,000 units in the first quarter of FY2017
Initiatives by NTT DOCOMO and NTT
Mobile Phone Recycling Class
6
Project Poster
“Tokyo 2020 Medal Project: Towards an Innovative Future for All”

Appendix

Progress of Broadband Services

Number of Subscribers for Fixed Broadband Services

NTT

Number of Subscribers *1 *2 (Thousands)

FLET'S ADSL
FLET'S Hikari (including Hikari Collaboration Model)
Hikari Denwa
22,000
20,000
18,000
16,000
14,000
0
20,540
1,019
19,520
[5,912]
17,451
20,691
987
19,704
[6,917]
17,545
20,858
955
19,903
[7,854]
17,655
20,972
919
20,053
[8,744]
17,759
21,175
881
20,294
[9,574]
17,862
21,644
791
20,853
[11,894]
17,988
2016.6
2016.9
2016.12
2017.3
2017.6
2018.3E

Changes from the Preceding Quarter (Thousands)

	FY2016				FY2017	FY2016	FY2017E
	4-6	7-9	10-12	1-3	4-6		
FLET'S Hikari *1	261	183	199	150	241	794	800
Opened connections *3	786	649	672	750	851	2,857	2,900
FLET'S ADSL	(34)	(32)	(32)	(36)	(38)	(134)	(128)
Hikari Denwa *4 *5	77	93	111	104	104	385	229

Financial Results for the Three Months Ended June 30, 2017 Copyright (c) 2017 Nippon Telegraph and Telephone Corporation

2016.62016.92016.122017.32017.62018.3E4-67-910-121-34-6261183199150241794800Opened connections7866496727508512,8572,900(34)(32)(32)(36)(38)(134)(128)7793111104104385229FY2017EFLET’S HikariFLET’S ADSLHikari DenwaFY2016FY2017FY201619,52019,70419,90320,05320,2941,01998795591988120,540 20,69120,85820,97221,17517,45117,54517,65517,75917,86212,00014,00016,00018,00020,00022,00020,85379121,64417,988 Number of Subscribers Changes from the Preceding Quarter [5,912] [6,917][11,894][7,854] [8,744] Number of Subscribers for Fixed Broadband Services [9,574] *1Number of FLET’S Hikari (including Hikari Collaboration Model) subscribers includes B FLET’S, FLET’S Hikari Next, FLET’S HikariLight, FLET’S HikariLightplus, and FLET’S Hikari WiFi Access provided by NTT East, B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, FLET’S Hikari Next, FLET’S HikariMytownNext, FLET’S Hikari Light and FLET’S Hikari WiFi Access provided by NTT West, and wholesale services (Hikari Collaboration Model) provided by both NTT East and NTT West. *2 Figures in [ ] represent the number of subscribers to “HikariCollaboration Model,” the wholesale provision of services by NTT East and NTT West to service providers. *3 Number of opened connections excludes openings as a result of relocations. *4 Numbers for Hikari Denwa include wholesale services provided to service providers by NTT East and NTT West. *5 Numbers of Hikari Denwa subscribers are presented in thousands of channels. (Thousands) *1*2 (Thousands) FLET’SADSL HikariDenwa FLET’S Hikari (including Hikari Collaboration Model) *1 *3 *4*5 7

Number of Subscribers for Mobile Broadband Services    Number of Subscribers * (Thousands) LTE Xi FOMA    80,000 60,000 40,000 20,000 0     72,943 73,58874,88075,114 71,614 39,89341,28142,67144,54445,659 31,72131,66230,91730,33629,455 2016.62016.92016.122017.32017.6    77,100 51,700 25,400 2018.3E    Changes from the Preceding Quarter (Thousands) FY2016 FY2017 FY2016 FY2017E 4-6 7-9 10-12 1-3 4-6 LTE(Xi)+FOMA 650 1,330 645 1,292 234 3,916 2,200 *Number of subscribers for Mobile Broadband Services includes Communications Module Service subscribers Financial Results for the Three Months Ended June 30, 2017 8 Copyright (c) 2017 Nippon Telegraph and Telephone Corporation

Number of Subscribers for Video Services

Number of Subscribers (Thousands)

FLET'S TV Transmission Services *
Hikari TV
5,000
4,000
3,000
2,000
1,000
0
4,492
1,445
3,047
4,505
1,464
3,041
4,521
1,489
3,032
4,544
1,521
3,023
4,571
1,551
3,021
4,632
1,602
3,030
2016.6
2016.9
2016.12
2017.3
2017.6
2018.3E

Number of Subscribers for Video Services Number of Subscribers (Thousands) 5,000 4,492 4,505 4,521 4,544 4,571 4,632 4,000 1,4451,4641,4891,5211,5511,602 3,000 2,000 3,0473, 0413, 0323, 0233, 0213, 030 1, 000 0 2016 .6 2016 .9 2016.12 2017 .3 2017 .6 2018 .3E FLET’S TV Transmission Services * Hikari TV * Number of subscribers to FLET’S TV Transmission Services includes wholesale services provided to service providers by NTT East and NTT West. Financial Results for the Three Months Ended June 30, 2017 9 Copyright (c) 2017 Nippon Telegraph and Telephone Corporation

Financial Information

Details of Consolidated Statement of Income

NTT

Operating Revenues (Year-on-year: +93.0)

(Billions of yen)

2,716.7
Voice related services revenues
5.8
Fixed voice: (21.6)
Mobile voice: +15.8
IP/packet communications services revenues
1.1
SI revenues and sale of telecommunications equipment
80.9
Systems Integration: +94.2
Telecommunications equipment: (13.3)
Other revenues
16.8
2,809.8
FY2016 4-6
FY2017 4-6

Operating Expenses (Year-on-year: +88.8)

2,229.3
Personnel expenses
35.4
80.3
Expenses for purchase of goods and services and other expenses
23.8
Depreciation expenses and loss on disposal of assets
3.0
Other expenses
2,318.2
FY2016 4-6
FY2017 4-6

—10—

Copyright (c) 2017 Nippon Telegraph and Telephone Corporation

Details of Consolidated Statement of Income Operating Revenues (Year-on-year: +93.0) (Billions of yen) of SI telecommunications revenues and sale Other revenues equipment 16.8 IP/packet 80.9 services Voice related revenues communications services revenues 2,809.8 5.8 1.1 Systems Integration: +94.2 Fixed voice: (21.6) 2,716.7 Telecommunications Mobile voice: +15.8 equipment: (13.3) FY2016 4-6 FY2017 4-6 Operating Expenses (Year-on-year: +88.8) 23.8 3.0 80.3 expenses Depreciation and loss on Other expenses Personnel expenses disposal of assets 35.4 Expenses of goods and for purchase services 2,318.2 and other expenses 2,229.3 FY2016 4-6 FY2017 4-6 Financial Results for the Three Months Ended June 30, 2017 10 Copyright (c) 2017 Nippon Telegraph and Telephone Corporation

Details of Consolidated Balance Sheet

(Billions of yen)

21,250.3
Liabilities
9,691.8
Assets
21,250.3
Other
50.8
Cash and Cash Equivalents
925.2
Equity
11,507.8
Property, plant and equipment
9,719.0
Retained earnings
5,626.2
Treasury Stock
(375.2)
March 31, 2017
21,217.0 [(33.3)]
Liabilities
9,525.8
[(166.0)]
Assets
21,217.0
[(33.3)]
Other
53.8 [+3.0]
Cash and Cash Equivalents
961.3
[+36.1]
Equity
11,637.4
[+129.6]
Property, plant and equipment
9,724.9
[+5.9]
Retained earnings
5,777.6
[+151.5]
Treasury Stock
(418.5)
[(43.3)]
June 30, 2017

Details of Consolidated Balance Sheet (Billions of yen) 21,250.3 Liabilities 9,691.8 Assets 21,250.3 Other Cash and Cash 50.8 Equivalents 925.2 Equity Property, plant and 11,507.8 equipment 9,719.0 Retained earnings 5,626.2 Treasury Stock (375.2) March 31, 2017 21,217.0 [(33.3)] Liabilities 9,525.8 [(166.0)] Assets 21,217.0 [(33.3)] Other 53.8 [+3.0] Cash and Cash Equivalents Equity 961.3 11,637.4 [+36.1] [+129.6] Property, plant and Retained earnings equipment 5,777.6 9,724.9 [+151.5] [+5.9] Treasury Stock (418.5) [(43.3)] June 30, 2017 Financial Results for the Three Months Ended June 30, 2017 11 Copyright (c) 2017 Nippon Telegraph and Telephone Corporation

Details of Consolidated Cash Flows

NTT

(Billions of yen)

Cash flows from operating activities (A)
Cash flows from investing activities (B)
FCF (A) + (B)
Cash flows from financing activities
1,000
500
0
(500)
(1,000)
539.1
531.8
(7.3)
(112.0)
Acquisitions/Sales of property, plant, equipment and intangibles [(39.6)]
Increase/Decrease in current and non-current investments [(20.6)]
(481.7)
(593.7)
(119.3)
57.5
(61.9)
104.6
(258.6)
+363.2
Acquisitions/Sales of treasury stock [+224.1]
Acquisitions of shares of subsidiaries [+46.1]
FY2016 4-6
FY2017 4-6
Increase/Decrease from the same period of the previous fiscal year

Details of Consolidated Cash Flows Billions of yen Cash flows from Cash flows from FCF Cash flows from operating investing activities (A) + (B) financing activities activities (B) (A) 1,000 500 0 (500) (1,000) (112.0) 539.1 531.8 Acquisitions/Sales of property, plant, equipment and intangibles [(39.6)] (119.3) Increase/Decrease in current and non-current investments 104.6 [(20.6)] 57.5 (61.9) (7.3) (258.6) (481.7) +363.2 (593.7) Acquisitions/Sales of treasury stock [+224.1] Acquisitions of shares of subsidiaries [+46.1] Increase/Decrease from the same FY2016 FY2017 period of the previous fiscal year 4-6 4-6 Financial Results for the Three Months Ended June 30, 2017 12 Copyright (c) 2017 Nippon Telegraph and Telephone Corporation

Details of Capital Investment

(Billions of yen)

Capital Investment

1,687.2
1,700.0
1,700.0
356.0
285.8
284.4
33.9
26.8
28.0
57.9
46.1
93.1
45.4
28.5
25.1
46.2
42.1
97.1
67.4
49.0
18.1
42.1
58.5
120.9
Other
NTT DATA (Consolidated)
NTT Communications
NTT West
NTT East
NTT DOCOMO (Consolidated)
FY2015 4-6
FY2015
FY2016 4-6
FY2016
FY2017 4-6
FY2017 E

Details of Capital Investment Billions of yen Capital Investment 1,700.0 1,700.0 1,687.2 356.0 67.4 285.8 284.4 33.9 45.4 49.0 26.8 18.1 28.5 28.0 25.1 42.1 57.9 46.2 58.5 46.1 42.1 120.9 93.1 97.1 FY2015 4-6 FY2016 4-6 FY2017 4-6 FY2015 FY2016 FY2017 E Other NTT DATA (Consolidated) NTT Communications NTT West NTT East NTT DOCOMO (Consolidated) Financial Results for the Three Months Ended June 30, 2017 13 Copyright (c) 2017 Nippon Telegraph and Telephone Corporation

Shareholder Returns

Share Buybacks
(Billions of yen)
120.0
86.2
100.0
366.5
539.4
94.4
200.0
381.7
150.0
406.5
338.1
93.6
374.1
TBD
FY1999
FY2002
FY2003
FY2004
FY2005
FY2007
FY2008
FY2011
FY2012
FY2013
FY2014
FY2015
FY2016
FY2017E

Dividends per Share
Pay-out ratio
(Yen)
Note: Dividends have been adjusted to reflect the two-for-one stock split carried out on July 1, 2015
25
30
30
40
45
55
60
60
70
80
85
90
110
120
150
12.3%
13.0%
17.1%
23.0%
19.5%
27.5%
32.3%
31.2%
38.2%
37.2%
33.4%
38.0%
31.4%
30.7%
36.2%
FY2003
FY2004
FY2005
FY2006
FY2007
FY2008
FY2009
FY2010
FY2011
FY2012
FY2013
FY2014
FY2015
FY2016
FY2017E

Shareholder Returns (Billions of yen) Share Buybacks (Billions of yen) 539.4 406.5 366.5 381.7 338.1 374.1 200.0 120.0 150.0 86.2 100.0 94.4 93.6 TBD FY1999 FY2002 FY2003 FY2004 FY2005 FY2007 FY2008 FY2011 FY2012 FY2013 FY2014 FY2015 FY2016 FY2017E Dividends per Pay-out ratio (Yen) Share 150 Note: Dividends have been adjusted to reflect the two-for-one stock split carried out on July 1, 2015 120 110 85 90 80 70 55 60 60 40 45 38.2% 38.0% 37.2% 36.2% 25 30 30 32.3% 31.2% 33.4% 31.4% 30.7% 23.0% 27.5% 12.3% 13.0% 19.5% 17.1% FY2003 FY2004 FY2005 FY2006 FY2007 FY2008 FY2009 FY2010 FY2011 FY2012 FY2013 FY2014 FY2015 FY2016 FY2017E Financial Results for the Three Months Ended June 30, 2017 14 Copyright (c) 2017 Nippon Telegraph and Telephone Corporation

August 4, 2017

FOR IMMEDIATE RELEASE

Financial Statements for the Three Months Ended June 30, 2017

The financial results of Nippon Telegraph and Telephone East Corporation (NTT East) for the three months ended June 30, 2017 are presented in the following attachments.

(Attachments)

1.	Non-Consolidated Comparative Balance Sheets

2.	Non-Consolidated Comparative Statements of Income

3.	Business Results (Non-Consolidated Operating Revenues)

For inquiries, please contact:

Mr. Kenkichi Nakata or Mr. Ryou Yamamoto

Accounting Section, Finance Division

Nippon Telegraph and Telephone East Corporation

Tel: +81-3-5359-3331

E-mail: kessan_info-ml@east.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2017	June 30, 2017	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	339,631	339,785	154
Antenna facilities	3,604	3,572	(31)
Terminal equipment	22,947	22,277	(669)
Local line facilities	866,722	870,317	3,594
Long-distance line facilities	2,843	2,788	(54)
Engineering facilities	588,683	584,517	(4,166)
Submarine line facilities	732	697	(35)
Buildings	409,835	410,411	575
Construction in progress	19,988	18,866	(1,122)
Other	266,121	265,035	(1,085)
Total property, plant and equipment	2,521,110	2,518,268	(2,841)
Intangible fixed assets	84,120	83,967	(153)
Total fixed assets - telecommunications businesses	2,605,230	2,602,235	(2,994)
Investments and other assets
Other investments and assets	199,112	200,897	1,784
Allowance for doubtful accounts	(773)	(760)	13
Total investments and other assets	198,338	200,137	1,798
Total fixed assets	2,803,569	2,802,372	(1,196)
Current assets:
Cash and bank deposits	5,605	6,093	488
Notes receivable	—	5	5
Accounts receivable, trade	230,736	206,054	(24,682)
Supplies	26,005	24,415	(1,589)
Other current assets	435,502	309,943	(125,558)
Allowance for doubtful accounts	(327)	(281)	46
Total current assets	697,521	546,230	(151,291)

TOTAL ASSETS	3,501,091	3,348,603	(152,488)

	(Millions of yen)
	March 31, 2017	June 30, 2017		Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	225,220		225,220	—
Liability for employees’ retirement benefits	247,366		249,830	2,464
Reserve for point services	4,145		4,321	176
Reserve for unused telephone cards	8,460		7,992	(467)
Allowance for environmental measures	3,637		3,637	—
Asset retirement obligations	902		898	(4)
Other long-term liabilities	36,166		36,079	(87)
Total long-term liabilities	525,898		527,980	2,081
Current liabilities:
Current portion of long-term borrowings from parent company	140,615		140,615	—
Accounts payable, trade	89,029		37,552	(51,477)
Accrued taxes on income	14,186	*	7,069	(7,117)
Allowance for environmental measures	2,285		1,945	(339)
Asset retirement obligations	1		—	(1)
Other current liabilities	442,617		436,637	(5,979)
Total current liabilities	688,735		623,819	(64,915)

TOTAL LIABILITIES	1,214,633		1,151,800	(62,833)

NET ASSETS
Shareholders’ equity:
Common stock	335,000		335,000	—
Capital surplus	1,499,726		1,499,726	—
Earned surplus	447,459		357,862	(89,596)
Total shareholders’ equity	2,282,186		2,192,589	(89,596)
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	4,271		4,213	(57)
Total unrealized gains (losses), translation adjustments, and others	4,271		4,213	(57)

TOTAL NET ASSETS	2,286,457		2,196,803	(89,654)

TOTAL LIABILITIES AND NET ASSETS	3,501,091		3,348,603	(152,488)

Note:	*NTT East participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2016		Three months ended June 30, 2017		Increase (Decrease)	Year ended March 31, 2017
Telecommunications businesses:
Operating revenues		385,050		378,660	(6,389)	1,534,745
Operating expenses		324,919		307,656	(17,263)	1,367,603
Operating income from telecommunications businesses		60,130		71,004	10,873	167,142
Supplementary businesses:
Operating revenues		25,090		26,894	1,804	137,497
Operating expenses		21,096		22,293	1,197	115,534
Operating income from supplementary businesses		3,994		4,601	606	21,962
Operating income		64,125		75,605	11,480	189,104
Non-operating revenues:
Interest income		6		4	(1)	26
Dividends received		3,155		6,885	3,729	3,226
Gains on sales of fixed assets		13,538		625	(12,912)	14,363
Miscellaneous income		672		655	(16)	2,647
Total non-operating revenues		17,371		8,171	(9,200)	20,263
Non-operating expenses:
Interest expenses		1,170		894	(276)	4,669
Miscellaneous expenses		122		26	(95)	260
Total non-operating expenses		1,292		920	(372)	4,930
Recurring profit		80,203		82,856	2,652	204,438
Income before income taxes		80,203		82,856	2,652	204,438
Income taxes	*	22,393	*	22,794	401	54,774
Net income		57,810		60,061	2,250	149,663

Note:	* NTT East participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

3. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2016	Three months ended June 30, 2017	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2017
Voice transmission services revenues (excluding IP services revenues)	101,448	94,295	(7,153)	(7.1)	396,519
Monthly charge revenues*	76,586	71,477	(5,109)	(6.7)	299,992
Call rates revenues*	6,900	5,981	(919)	(13.3)	26,272
Interconnection call revenues*	11,762	10,910	(851)	(7.2)	45,606
IP services revenues	213,354	213,425	70	0.0	850,388
Leased circuit services revenues (excluding IP services revenues)	24,066	23,269	(796)	(3.3)	93,307
Telegram services revenues	3,163	2,978	(184)	(5.8)	11,422
Other telecommunications services revenues	43,017	44,691	1,674	3.9	183,107

Telecommunications total revenues	385,050	378,660	(6,389)	(1.7)	1,534,745

Supplementary business total revenues	25,090	26,894	1,804	7.2	137,497

Total operating revenues	410,140	405,555	(4,585)	(1.1)	1,672,243

*	Partial listing only

August 4, 2017

FOR IMMEDIATE RELEASE

Financial Results for the Three Months Ended June 30, 2017

The financial results of Nippon Telegraph and Telephone West Corporation (NTT West) for the three months ended June 30, 2017 are presented in the following attachments.

(Attachments)

1.	Non-Consolidated Comparative Balance Sheets

2.	Non-Consolidated Comparative Statements of Income

3.	Business Results (Non-Consolidated Operating Revenues)

For inquiries, please contact:

Junichiro Maekawa or Kenichi Matsuno

Accounting Section, Finance Division

Nippon Telegraph and Telephone West Corporation

Tel: +81-6-4793-3141

E-mail: kessan-info@west.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2017	June 30, 2017	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	297,757	295,635	(2,121)
Antenna facilities	5,895	5,831	(64)
Terminal equipment	11,318	11,435	117
Local line facilities	1,051,300	1,057,094	5,793
Long-distance line facilities	1,693	1,665	(28)
Engineering facilities	517,724	513,266	(4,458)
Submarine line facilities	3,131	3,692	561
Buildings	312,924	308,503	(4,420)
Construction in progress	31,294	25,715	(5,579)
Other	219,918	218,593	(1,325)
Total property, plant and equipment	2,452,960	2,441,434	(11,526)
Intangible fixed assets	64,444	62,089	(2,355)
Total fixed assets - telecommunications businesses	2,517,404	2,503,523	(13,881)
Investments and other assets
Other investments and assets	187,606	188,779	1,173
Allowance for doubtful accounts	(681)	(605)	76
Total investments and other assets	186,924	188,173	1,249
Total fixed assets	2,704,329	2,691,697	(12,632)
Current assets:
Cash and bank deposits	18,251	5,927	(12,324)
Notes receivable	—	16	16
Accounts receivable, trade	199,820	173,558	(26,261)
Supplies	29,950	29,756	(194)
Other current assets	151,715	117,616	(34,099)
Allowance for doubtful accounts	(339)	(241)	98
Total current assets	399,398	326,634	(72,764)

TOTAL ASSETS	3,103,728	3,018,332	(85,396)

	(Millions of yen)
	March 31, 2017	June 30, 2017		Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	591,000		571,000	(20,000)
Liability for employees’ retirement benefits	242,251		244,155	1,904
Reserve for point services	3,792		2,694	(1,098)
Reserve for unused telephone cards	8,000		7,558	(441)
Allowance for environmental measures	9,074		9,074	—
Asset retirement obligations	228		229	0
Other long-term liabilities	4,749		4,702	(47)
Total long-term liabilities	859,097		839,413	(19,683)
Current liabilities:
Current portion of long-term borrowings from parent company	110,707		130,707	20,000
Accounts payable, trade	71,635		29,851	(41,783)
Short-term borrowings	105,259		115,246	9,986
Accrued taxes on income	8,731	*	4,885	(3,846)
Allowance for loss on disaster	4,096		3,983	(112)
Allowance for environmental measures	2,361		1,811	(549)
Asset retirement obligations	133		140	6
Other current liabilities	362,351		308,976	(53,374)
Total current liabilities	665,277		595,603	(69,673)

TOTAL LIABILITIES	1,524,374		1,435,017	(89,357)

NET ASSETS
Shareholders’ equity:
Common stock	312,000		312,000	—
Capital surplus	1,170,054		1,170,054	—
Earned surplus	96,911		100,767	3,855
Total shareholders’ equity	1,578,965		1,582,821	3,855
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	388		492	104
Total unrealized gains (losses), translation adjustments, and others	388		492	104

TOTAL NET ASSETS	1,579,353		1,583,314	3,960

TOTAL LIABILITIES AND NET ASSETS	3,103,728		3,018,332	(85,396)

Note:	* NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2016		Three months ended June 30, 2017		Increase (Decrease)	Year ended March 31, 2017
Telecommunications businesses:
Operating revenues		333,039		321,822	(11,217)	1,325,585
Operating expenses		297,705		275,913	(21,791)	1,242,485
Operating income from telecommunications businesses		35,334		45,908	10,574	83,099
Supplementary businesses:
Operating revenues		29,016		29,188	172	153,430
Operating expenses		25,641		25,540	(101)	141,343
Operating income from supplementary businesses		3,375		3,648	273	12,086
Operating income		38,709		49,557	10,847	95,186

Non-operating revenues:
Interest income		3		3	(0)	12
Dividends received		593		827	234	615
Miscellaneous income		626		549	(76)	2,330
Total non-operating revenues		1,222		1,381	158	2,957

Non-operating expenses:
Interest expenses		2,037		1,492	(544)	7,114
Miscellaneous expenses		57		49	(8)	2,875
Total non-operating expenses		2,095		1,542	(552)	9,989
Recurring profit		37,837		49,396	11,558	88,154
Special losses		5,705		—	(5,705)	6,915
Income before income taxes		32,132		49,396	17,264	81,239
Income taxes	*	8,830	*	14,340	5,510	21,469
Net income		23,302		35,055	11,753	59,770

Note:	* NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

3. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2016	Three months ended June 30, 2017	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2017
Voice transmission services revenues (excluding IP services revenues)	101,607	93,779	(7,827)	(7.7)	396,272
Monthly charge revenues*	76,153	70,991	(5,162)	(6.8)	298,340
Call rates revenues*	6,484	5,578	(905)	(14.0)	24,590
Interconnection call revenues*	12,909	11,628	(1,281)	(9.9)	49,676
IP services revenues	175,536	173,530	(2,006)	(1.1)	697,252
Leased circuit services revenues (excluding IP services revenues)	22,078	22,001	(77)	(0.3)	86,362
Telegram services revenues	3,408	3,113	(295)	(8.7)	12,625
Other telecommunications services revenues	30,408	29,397	(1,010)	(3.3)	133,071

Telecommunications total revenues	333,039	321,822	(11,217)	(3.4)	1,325,585

Supplementary business total revenues	29,016	29,188	172	0.6	153,430

Total operating revenues	362,056	351,011	(11,045)	(3.1)	1,479,015

*	Partial listing only

August 4, 2017

FOR IMMEDIATE RELEASE

NTT Com Announces Financial Results for the Three Months Ended June 30, 2017

TOKYO, JAPAN — NTT Communications Corporation (NTT Com) announced today its financial results for the three months ended June 30, 2017. Please see the following attachments for further details:

I.	Financial Results of NTT Communications Group

II.	Non-Consolidated Comparative Balance Sheets

III.	Non-Consolidated Comparative Statements of Income

IV.	Business Results (Non-Consolidated Operating Revenues)

#    #    #

About NTT Communications Corporation

NTT Communications provides consultancy, architecture, security and cloud services to optimize the information and communications technology (ICT) environments of enterprises. These offerings are backed by the company’s worldwide infrastructure, including a leading global tier-1 IP network, the Arcstar Universal One™ VPN network, reaching 196 countries/regions, and 140 secure data centers worldwide. NTT Communications’ solutions leverage the global resources of NTT Group companies, including Dimension Data, NTT DOCOMO and NTT DATA.

www.ntt.com | Twitter@NTT Communications | Facebook@NTT Communications | LinkedIn@NTT

For more information

(Mr.) Akira Ito or (Mr.) Shinichi Shimizu

Accounting and Taxation, Finance, NTT Communications

Tel: +81 3 6700 4311

Email: info-af@ntt.com

I. Financial Results of NTT Communications Group

	(Millions of yen)
	Three months ended Jun 30, 2016	Three months ended Jun 30, 2017	Increase (Decrease)	Percent Increase (Decrease)
Operating revenues	306,052	317,421	11,369	3.7
Operating expenses	272,440	277,043	4,603	1.7
Operating income	33,612	40,378	6,766	20.1

II. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2017	June 30, 2017	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	151,531	128,138	(23,392)
Antenna facilities	1,674	1,371	(302)
Terminal equipment	1,963	2,118	154
Local line facilities	1,103	1,084	(18)
Long-distance line facilities	5,122	5,127	5
Engineering facilities	49,878	49,404	(474)
Submarine line facilities	16,701	16,277	(424)
Buildings	205,475	208,475	3,000
Construction in progress	13,323	11,190	(2,132)
Other	105,983	120,088	14,105
Total property, plant and equipment	552,757	543,278	(9,479)
Intangible fixed assets	98,820	102,273	3,452
Total fixed assets - telecommunications businesses	651,578	645,551	(6,026)
Investments and other assets
Investment securities	108,152	111,280	3,128
Investments in subsidiaries and affiliated companies	387,905	390,251	2,345
Other investments and assets	65,778	65,285	(493)
Allowance for doubtful accounts	(160)	(146)	14
Total investments and other assets	561,675	566,671	4,995
Total fixed assets	1,213,254	1,212,222	(1,031)

Current assets:
Cash and bank deposits	3,406	9,438	6,031
Notes receivable	8	8	—
Accounts receivable, trade	178,248	157,748	(20,499)
Supplies	9,643	9,101	(542)
Other current assets	90,655	76,705	(13,950)
Allowance for doubtful accounts	(1,367)	(1,228)	138
Total current assets	280,595	251,773	(28,821)

TOTAL ASSETS	1,493,849	1,463,996	(29,852)

	(Millions of yen)
	March 31, 2017	June 30, 2017		Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company and subsidiary	222,333		216,738	(5,595)
Liability for employees’ retirement benefits	89,994		91,049	1,055
Reserve for point services	407		399	(8)
Reserve for unused telephone cards	3,540		3,344	(195)
Asset retirement obligations	4,126		4,164	38
Other long-term liabilities	19,416		24,325	4,909
Total long-term liabilities	339,818		340,022	204
Current liabilities:
Accounts payable, trade	29,548		17,619	(11,929)
Short-term borrowings	—		40,353	40,353
Accrued taxes on income	3,749	*	3,681	(68)
Allowance for losses on construction	627		608	(18)
Asset retirement obligations	56		12	(43)
Other current liabilities	169,379		160,987	(8,391)
Total current liabilities	203,360		223,262	19,901

TOTAL LIABILITIES	543,179		563,285	20,106

NET ASSETS
Shareholders’ equity:
Common stock	211,763		211,763	—
Capital surplus	131,615		131,615	—
Earned surplus	563,997		512,104	(51,892)
Total shareholders’ equity	907,376		855,483	(51,892)
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	43,080		45,227	2,146
Deferred gains or losses on hedges	213		—	(213)
Total unrealized gains (losses), translation adjustments, and others	43,293		45,227	1,933

TOTAL NET ASSETS	950,670		900,711	(49,958)

TOTAL LIABILITIES AND NET ASSETS	1,493,849		1,463,996	(29,852)

Note:	*NTT Com participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

III. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2016		Three months ended June 30, 2017		Increase (Decrease)	Year ended March 31, 2017
Telecommunications businesses:
Operating revenues		172,579		171,426	(1,152)	697,333
Operating expenses		154,581		146,742	(7,838)	620,370
Operating income from telecommunications businesses		17,998		24,684	6,686	76,963

Supplementary businesses:
Operating revenues		47,628		58,965	11,336	226,522
Operating expenses		39,804		52,238	12,433	210,936
Operating income from supplementary businesses		7,823		6,726	(1,096)	15,585
Operating income		25,821		31,411	5,589	92,549

Non-operating revenues:
Interest income		27		7	(19)	62
Dividends received		4,599		3,735	(863)	8,258
Lease and rental income		2,835		2,667	(168)	11,204
Miscellaneous income		32		387	354	1,222
Total non-operating revenues		7,495		6,798	(697)	20,748

Non-operating expenses:
Interest expenses		277		187	(90)	1,050
Lease and rental expenses		1,361		1,200	(160)	5,712
Miscellaneous expenses		704		38	(666)	1,072
Total non-operating expenses		2,344		1,426	(917)	7,836
Recurring profit		30,973		36,782	5,809	105,461
Special profits		—		2,433	2,433	—
Income before income taxes		30,973		39,215	8,242	105,461
Income taxes	*	8,668	*	11,546	2,878	20,458
Net income		22,304		27,668	5,364	85,003

Note:	*NTT Com participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

IV. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2016	Three months ended June 30, 2017	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2017
Cloud Computing Platforms	17,147	20,200	3,053	17.8	72,034
Data Networks	94,815	97,246	2,430	2.6	384,804
Voice Communications	63,069	60,039	(3,029)	(4.8)	250,794
Applications & Content	9,446	8,775	(670)	(7.1)	37,732
Solution Services	31,974	37,319	5,345	16.7	163,496
Others	3,754	6,809	3,055	81.4	14,993

Total operating revenues	220,207	230,392	10,184	4.6	923,855

August 4, 2017

Nippon Telegraph and Telephone Corporation

Supplementary Data for

the Three Months Ended June 30, 2017

Contents

1. Financial Results Summary (Consolidated)	pages 1-2

2. Financial Results (Business Segments)	page 3

3. Financial Results (Holding Company and Subsidiaries)	pages 4-6

4. Operating Data	pages 7-9

Disclaimers

The projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

*	“E” in this material represents that the figure is a plan or projection for operation.
**	“FY” in this material indicates the fiscal year ending March 31 of the succeeding year.

1. Financial Results Summary (NTT Consolidated Financial Results, EBITDA and EBITDA Margin and Interest-Bearing Liabilities)

NTT Consolidated Financial Results

	(Billions of yen)
	FY 2016					FY 2017					FY 2017 (E)
	Three Months Ended				Year Ended	Three Months Ended				Year Ended	Year Ending
	June 30	September 30	December 31	March 31	March 31	June 30	September 30	December 31	March 31	March 31	March 31
Consolidated (US GAAP)
Operating Revenues	2,716.7	2,807.6	2,836.2	3,030.5	11,391.0	2,809.8					11,750.0
Fixed Voice Related Services	311.8	307.5	299.8	314.7	1,233.9	290.2					—
Mobile Voice Related Services	213.0	216.6	221.8	213.9	865.3	228.7					—
IP/Packet Communications Services	948.0	953.3	941.0	966.6	3,809.0	949.2					—
Sales of Telecommunications Equipment	186.7	236.4	227.0	156.4	806.5	173.4					—
System Integration	688.3	708.8	726.7	917.9	3,041.6	782.5					—
Other	368.9	385.0	419.9	461.0	1,634.8	385.8					—
Operating Expenses	2,229.3	2,368.5	2,444.1	2,809.3	9,851.2	2,318.2					10,160.0
Cost of Services (excluding items shown separately below)	547.3	606.1	598.0	736.2	2,487.6	554.9					—
Cost of Equipment Sold (excluding items shown separately below)	175.3	231.2	248.3	225.0	879.7	184.5					—
Cost of System Integration (excluding items shown separately below)	501.7	484.5	510.3	664.4	2,161.0	561.1					—
Depreciation and Amortization	359.2	357.3	366.4	379.3	1,462.2	332.3					1,359.0
Impairment Loss	0.4	14.3	51.3	7.9	73.9	—					—
Goodwill	—	4.5	48.8	—	53.3	—					—
Other	0.4	9.8	2.5	7.9	20.6	—					—
Selling, General and Administrative Expenses	645.5	675.1	669.7	796.5	2,786.8	685.4					—
Operating Income	487.4	439.1	392.1	221.2	1,539.8	491.6					1,590.0
Income Before Income Taxes	446.1	450.8	410.3	220.6	1,527.8	496.2					1,580.0
Net Income Attributable to NTT	243.6	232.5	192.6	131.4	800.1	271.5					830.0

(Ref.) Details of “Cost of Services,” “Cost of Equipment Sold,” “Cost of System Integration” and “Selling, General and Administrative Expenses”
Personnel	557.7	569.7	547.5	601.9	2,276.8	593.1					—
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	1,227.9	1,335.4	1,384.4	1,664.2	5,612.0	1,308.2					—
Loss on Disposal of Property, Plant and Equipment	24.2	36.3	39.8	96.8	197.0	27.3					—
Other Expenses	60.0	55.6	54.7	59.1	229.4	57.3					—
Total	1,869.8	1,996.9	2,026.4	2,422.1	8,315.1	1,985.9					—
EBITDA and EBITDA Margin with Reconciliation
EBITDA [a+b+c+d](1)	860.0	830.7	829.8	662.9	3,183.3	837.4					3,190.0
a Operating Income	487.4	439.1	392.1	221.2	1,539.8	491.6					1,590.0
b Depreciation and Amortization	359.2	357.3	366.4	379.3	1,462.2	332.3					1,359.0
c Loss on Sales and Disposal of Property, Plant and Equipment	13.0	20.0	20.0	54.4	107.4	13.5					241.0
d Impairment Loss	0.4	14.3	51.3	7.9	73.9	—					—
EBITDA Margin [(e/f)*100](1)	31.7%	29.6%	29.3%	21.9%	27.9%	29.8%					27.1%
e EBITDA [a+b+c+d]	860.0	830.7	829.8	662.9	3,183.3	837.4					3,190.0
f Operating Revenues	2,716.7	2,807.6	2,836.2	3,030.5	11,391.0	2,809.8					11,750.0

Interest-Bearing Liabilities

	FY 2016					FY 2017					FY 2017 (E)
	As of June 30	As of September 30	As of December 31	As of March 31		As of June 30	As of September 30	As of December 31	As of March 31		As of March 31
Interest-Bearing Liabilities	4,353.6	4,091.8	4,497.1	4,088.2		4,419.3					3,900.0

Notes :	(1)	Beginning with the three months ended March 31, 2017, the method for calculating EBITDA has been revised to add Loss on Sales of Property, Plant and Equipment and Impairment Loss. EBITDA and EBITDA Margin, as calculated using the previous method including only Operating Income and Depreciation and Amortization, and Loss on Disposal of Property, Plant and Equipment, would have been 837.1 billion yen and 29.8%, respectively, for the three months ended June 30, 2017. EBITDA and EBITDA Margin figures presented in the table above have been retroactively recalculated using the new calculation method.

1. Financial Results Summary (Capital Investment)

Capital Investment

	(Billions of yen)
	FY 2016					FY 2017					FY 2017 (E)
	Three Months Ended				Year Ended	Three Months Ended				Year Ended	Year Ending
	June 30	September 30	December 31	March 31	March 31	June 30	September 30	December 31	March 31	March 31	March 31
Capital Investment(1)	284.4	381.5	426.5	607.8	1,700.0	356.0					1,700.0
Regional communications business	96.3	118.7	130.6	237.7	583.4	106.4					555.0
Long distance and international communications business	44.8	56.6	67.0	76.5	244.9	52.1					249.0
Mobile communications business	97.1	148.9	153.3	197.7	597.1	120.9					570.0
Data communications business	28.5	39.1	37.9	52.5	158.1	44.4					192.0
Other business	17.6	18.1	37.6	43.3	116.6	32.1					134.0
(Ref.) Core Group Companies
NTT (Holding Company)	1.0	2.6	3.8	8.1	15.7	1.9					18.0
R&D Facilities	—	—	—	—	12.9	—					15.0
Joint Facilities	—	—	—	—	2.8	—					3.0
NTT East(2)	42.1	52.4	61.0	118.0	273.8	58.5					250.0
Service Expansion and Improvement	—	—	—	—	249.6	—					231.0
Voice Transmission	—	—	—	—	142.6	—					133.0
Data Transmission	—	—	—	—	17.8	—					14.0
Leased Circuit	—	—	—	—	88.2	—					83.0
Telegraph	—	—	—	—	0.9	—					1.0
R&D Facilities	—	—	—	—	2.7	—					2.0
Joint Facilities	—	—	—	—	21.3	—					17.0
NTT West(2)	46.2	56.8	61.7	109.3	274.1	42.1					260.0
Service Expansion and Improvement	—	—	—	—	256.0	—					239.0
Voice Transmission	—	—	—	—	157.7	—					144.0
Data Transmission	—	—	—	—	22.9	—					17.0
Leased Circuit	—	—	—	—	74.9	—					77.0
Telegraph	—	—	—	—	0.3	—					1.0
R&D Facilities	—	—	—	—	1.9	—					2.0
Joint Facilities	—	—	—	—	16.0	—					19.0
NTT Communications	25.1	32.2	34.1	43.6	135.1	18.1					111.0
Cloud Computing Platforms	—	—	—	—	39.6	—					23.0
Data Networks	—	—	—	—	26.3	—					22.1
Voice Communications	—	—	—	—	10.2	—					8.2
Applications & Content	—	—	—	—	1.9	—					4.1
Solution Services	—	—	—	—	6.3	—					5.3
Infrastructure and Joint Facilities, etc.	—	—	—	—	50.5	—					48.0
NTT DOCOMO (Consolidated)	97.1	148.9	153.3	197.7	597.1	120.9					570.0
NTT DATA (Consolidated)	28.5	39.1	37.9	52.5	158.1	49.0					192.0

(Ref.) Optical Access Network Investment
NTT East	—	—	—	—	85.0	—					Approx. 80.0
NTT West	—	—	—	—	71.0	—					Approx. 73.0

Notes :	(1)	Capital Investment figures for domestic access network businesses for the three months ended June 30, 2016, the three months ended June 30, 2017 and the year ending March 31, 2018 (Forecast) are 211.3 billion yen, 240.4 billion yen and 1,193.0 billion yen, respectively.
	(2)	Figures for NTT East and NTT West include figures for Optical Access Network Investment.

2. Financial Results (Business Segments)

	(Billions of yen)
	FY 2016					FY 2017					FY 2017 (E)
	Three Months Ended				Year Ended	Three Months Ended				Year Ended	Year Ending
	June 30	September 30	December 31	March 31	March 31	June 30	September 30	December 31	March 31	March 31	March 31
Business segments(1)
Regional communications business
Operating Revenues	802.9	817.5	814.4	873.4	3,308.2	787.8					3,230.0
Operating Expenses	675.1	713.1	716.2	844.3	2,948.7	654.2					2,900.0
Operating Income	127.8	104.5	98.2	29.0	359.5	133.6					330.0
Long distance and international communications business
Operating Revenues	519.0	519.8	531.8	558.6	2,129.3	529.7					2,230.0
Operating Expenses	492.0	504.7	555.3	536.5	2,088.4	494.9					2,110.0
Operating Income	27.0	15.2	(23.5)	22.1	40.8	34.8					120.0
Mobile communications business
Operating Revenues	1,108.7	1,179.4	1,181.2	1,115.3	4,584.6	1,136.7					4,750.0
Operating Expenses	810.4	893.9	925.6	1,003.0	3,632.9	859.1					3,795.0
Operating Income	298.3	285.4	255.6	112.3	951.6	277.6					955.0
Data communications business
Operating Revenues	373.5	388.6	402.6	554.1	1,718.7	462.3					1,970.0
Operating Expenses	351.6	374.6	371.4	513.3	1,610.8	437.0					1,840.0
Operating Income	21.9	14.0	31.2	40.8	107.9	25.3					130.0
Other business
Operating Revenues	272.1	295.5	322.3	392.4	1,282.3	281.4					1,260.0
Operating Expenses	259.8	278.1	292.7	374.4	1,205.0	262.3					1,185.0
Operating Income	12.3	17.4	29.6	18.0	77.3	19.0					75.0

Note:	(1)	Figures for each segment include inter-segment transactions.

3. Financial Results (Holding Company and Subsidiaries)

	(Billions of yen)
	FY 2016					FY 2017					FY 2017 (E)
	Three Months Ended				Year Ended	Three Months Ended				Year Ended	Year Ending
	June 30	September 30	December 31	March 31	March 31	June 30	September 30	December 31	March 31	March 31	March 31
NTT (Holding Company) (JPN GAAP)
Operating Revenues	269.1	32.7	138.6	33.7	474.3	436.7					662.0
Operating Expenses	29.4	30.7	31.1	43.3	134.6	30.0					130.0
Operating Income	239.6	2.0	107.5	(9.5)	339.6	406.6					532.0
Non-Operating Revenues	6.0	6.2	5.7	6.0	24.1	5.1					22.0
Non-Operating Expenses	7.7	6.8	6.7	7.6	28.9	6.1					25.0
Recurring Profit	237.9	1.4	106.5	(11.0)	334.9	405.6					529.0
Net Income	237.5	(19.7)	79.2	(8.9)	288.1	405.3					530.0
NTT East (JPN GAAP)
Operating Revenues	410.1	413.3	413.1	435.5	1,672.2	405.5					1,640.0
Voice Transmission Services (excluding IP)(1)	101.4	99.9	99.2	95.8	396.5	94.2					370.0
IP Services	213.3	211.7	212.4	212.8	850.3	213.4					850.0
Leased Circuit (excluding IP)	24.0	23.6	23.0	22.6	93.3	23.2					93.0
Other	46.1	46.0	48.1	54.1	194.5	47.6					193.0
Supplementary Business	25.0	31.9	30.3	50.0	137.4	26.8					134.0
Operating Expenses	346.0	353.6	363.1	420.2	1,483.1	329.9					1,450.0
Personnel	23.6	23.6	23.2	24.0	94.6	21.4					85.0
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	224.3	230.9	236.1	270.7	962.1	222.9					947.0
Depreciation and Amortization	72.2	72.5	76.0	74.2	295.0	58.7					234.0
Loss on Disposal of Property, Plant and Equipment	6.1	8.4	9.7	31.5	55.9	7.6					110.0
Taxes and Public Dues	19.5	18.1	17.9	19.6	75.3	19.1					74.0
Operating Income	64.1	59.6	49.9	15.3	189.1	75.6					190.0
Non-Operating Revenues	17.3	0.5	1.5	0.7	20.2	8.1					5.0
Non-Operating Expenses	1.2	1.2	1.2	1.1	4.9	0.9					5.0
Recurring Profit	80.2	58.9	50.2	14.9	204.4	82.8					190.0
Net Income	57.8	42.1	36.5	13.1	149.6	60.0					131.0
NTT West (JPN GAAP)
Operating Revenues	362.0	368.4	362.7	385.7	1,479.0	351.0					1,436.0
Voice Transmission Services (excluding IP)(1)	101.6	99.9	99.0	95.6	396.2	93.7					370.0
IP Services	175.5	173.6	174.0	173.9	697.2	173.5					689.0
Leased Circuit (excluding IP)	22.0	21.7	21.3	21.1	86.3	22.0					87.0
Other	33.8	35.0	35.9	40.8	145.6	32.5					138.0
Supplementary Business	29.0	38.0	32.2	54.0	153.4	29.1					152.0
Operating Expenses	323.3	335.9	336.6	387.8	1,383.8	301.4					1,336.0
Personnel	20.3	20.0	19.9	20.2	80.5	18.9					77.0
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	206.3	219.1	215.4	254.4	895.4	206.0					860.0
Depreciation and Amortization	70.4	70.8	74.1	72.1	287.6	52.2					213.0
Loss on Disposal of Property, Plant and Equipment	8.6	9.4	10.9	24.1	53.2	6.6					119.0
Taxes and Public Dues	17.5	16.3	16.2	16.8	66.9	17.4					67.0
Operating Income	38.7	32.5	26.0	(2.0)	95.1	49.5					100.0
Non-Operating Revenues	1.2	0.4	0.5	0.7	2.9	1.3					4.0
Non-Operating Expenses	2.0	1.7	1.7	4.3	9.9	1.5					9.0
Recurring Profit	37.8	31.1	24.8	(5.7)	88.1	49.3					95.0
Net Income	23.3	22.2	18.0	(3.8)	59.7	35.0					70.0

Note:	(1)	Operating Revenues from Voice Transmission Services (excluding IP) of NTT East and NTT West for the three months ended June 30, 2017 include monthly charges, call charges and interconnection charges of 71.4 billion yen, 5.9 billion yen and 10.9 billion yen for NTT East, and 70.9 billion yen, 5.5 billion yen and 11.6 billion yen for NTT West, respectively.

3. Financial Results (Holding Company and Subsidiaries)

	(Billions of yen)
	FY 2016					FY 2017					FY 2017 (E)
	Three Months Ended				Year Ended	Three Months Ended				Year Ended	Year Ending
	June 30	September 30	December 31	March 31	March 31	June 30	September 30	December 31	March 31	March 31	March 31
NTT Communications (JPN GAAP)
Operating Revenues(1)	220.2	226.9	227.0	249.6	923.8	230.3					940.0
Cloud Computing Platforms	17.1	17.6	17.6	19.5	72.0	20.2					87.0
Data Networks	94.8	95.1	96.3	98.4	384.8	97.2					393.0
Voice Communications	63.0	63.3	63.7	60.6	250.7	60.0					244.0
Applications & Content	9.4	9.2	9.3	9.6	37.7	8.7					37.0
Solution Services	31.9	37.7	36.1	57.5	163.4	37.3					159.0
Others	3.7	3.7	3.8	3.6	14.9	6.8					20.0
Operating Expenses	194.3	202.5	204.1	230.2	831.3	198.9					847.0
Personnel	19.2	18.9	19.0	19.7	77.0	19.1					77.0
Cost of Services, Cost of Equipment Sold, and Selling, General and Administrative Expenses	90.8	98.8	95.1	121.6	406.4	94.8					639.0
Communication Network Charges	54.7	54.6	59.2	54.4	223.1	57.6
Depreciation and Amortization	25.4	25.6	26.2	27.0	104.4	22.7					96.0
Loss on Disposal of Property, Plant and Equipment	0.5	1.0	0.9	4.1	6.7	0.8					22.0
Taxes and Public Dues	3.5	3.2	3.4	3.2	13.4	3.6					13.0
Operating Income	25.8	24.3	22.9	19.4	92.5	31.4					93.0
Non-Operating Revenues	7.4	5.6	4.0	3.5	20.7	6.7					18.0
Non-Operating Expenses	2.3	1.6	1.3	2.5	7.8	1.4					8.0
Recurring Profit	30.9	28.3	25.6	20.5	105.4	36.7					103.0
Net Income	22.3	20.4	18.5	23.6	85.0	27.6					73.0
Dimension Data (IFRS)(2)(3)
Operating Revenues	206.6	198.6	196.4	207.4	809.0	207.0					890.0
Operating Expenses	207.9	205.7	197.9	207.4	818.9	207.2					881.0
Operating Income(4)	(1.3)	(7.0)	(1.5)	(0)	(9.9)	(0.2)					9.0
Net Income Attributable to Dimension Data	(2.4)	(9.6)	(14.6)	(1.4)	(27.9)	(1.8)					—

Notes:	(1)	The following are the main services included in each line item:
- Cloud Computing Platforms: “Data center services” and “Private Cloud (Enterprise Cloud, etc.)”
- Data Networks: “Closed network services (Arcstar Universal One, etc.)” and “Open network service (OCN, etc.)”
- Voice Communications: “Telephone services” and “VoIP services (050 plus, etc.)”
- Applications & Content: “Application services (Mail services, etc.)”
- Solution Services: “System integration services”
	(2)	Because Dimension Data’s statements of income from January 1 to March 31, 2017 are consolidated into NTT’s consolidated statements of income from April 1 to June 30, 2017, Dimension Data’s financial results for the three months ended March 31, 2017 are included under the three months ended June 30, 2017 and Dimension Data’s forecast for the twelve months ending December 31, 2017 is included under Year Ending March 31, 2018 (Forecast).
	(3)	The conversion rate used for Dimension Data figures for the three months ended June 30, 2017 is USD1.00 = JPY113.60.
	(4)	Operating Income for the three months ended June 30, 2017 under US GAAP was (2.8) billion yen.

3. Financial Results (Holding Company and Subsidiaries)

	(Billions of yen)
	FY 2016					FY 2017					FY 2017 (E)
	Three Months Ended				Year Ended	Three Months Ended				Year Ended	Year Ending
	June 30	September 30	December 31	March 31	March 31	June 30	September 30	December 31	March 31	March 31	March 31
NTT DOCOMO Consolidated (US GAAP)
Operating Revenues	1,108.7	1,179.7	1,181.3	1,115.0	4,584.6	1,136.7					4,750.0
Telecommunications Services	729.7	744.8	750.7	759.9	2,985.1	774.9					3,125.0
Mobile Communications Services	704.2	712.8	712.1	714.8	2,844.0	723.1					2,894.0
Voice Revenues	215.9	219.6	224.8	215.0	875.2	231.2					928.0
Packet Communications Revenues	488.3	493.3	487.4	499.8	1,968.8	491.9					1,966.0
Optical-fiber Broadband Services and Other Telecommunications Services	25.5	31.9	38.6	45.1	141.1	51.8					231.0
Equipment Sales	165.8	214.4	206.2	132.9	719.2	150.6					748.0
Other Operating Revenues	213.2	220.5	224.4	222.2	880.3	211.2					877.0
Operating Expenses	809.4	893.4	924.5	1,012.6	3,639.8	858.4					3,790.0
Personnel	72.3	72.8	72.2	74.5	291.8	72.9					300.0
Cost of Services, Cost of Equipment Sold, and Selling, General and Administrative Expenses	531.5	600.6	622.8	677.3	2,432.1	553.3					2,498.0
Depreciation and Amortization	109.7	110.8	113.9	117.9	452.3	119.0					490.0
Impairment Loss	—	—	—	12.2	12.2	—					—
Loss on Disposal of Property, Plant and Equipment	7.9	16.8	16.5	38.3	79.6	12.4					60.0
Communication Network Charges	76.7	82.1	88.8	81.8	329.4	90.9					400.0
Taxes and Public Dues	11.2	10.3	10.3	10.5	42.4	9.9					42.0
Operating Income	299.3	286.3	256.7	102.4	944.7	278.3					960.0
Non-Operating Income (Loss)	(4.0)	(0.4)	8.3	1.0	4.8	3.5					6.0
Income Before Income Taxes	295.3	285.9	265.0	103.4	949.6	281.8					966.0
Net Income Attributable to NTT DOCOMO	206.9	198.6	184.0	63.1	652.5	189.9					655.0
NTT DATA Consolidated (JPN GAAP)
Net sales	392.2	387.4	401.2	551.5	1,732.4	540.4					2,060.0
Public & Social Infrastructure	89.1	97.6	109.5	159.1	455.4	85.9					447.0
Financial	118.6	127.7	124.3	147.2	518.0	127.5					539.0
Enterprise & Solutions	97.7	103.1	103.0	121.6	425.6	105.2					442.0
Global	145.2	122.8	128.7	206.5	603.3	284.7					908.0
Elimination or Corporate	(58.5)	(63.9)	(64.5)	(83.0)	(269.9)	(63.0)					(276.0)
Cost of Sales	294.5	286.7	293.7	418.6	1,293.6	413.5					1,550.0
Gross Profit	97.6	100.6	107.5	132.9	438.8	126.9					510.0
Selling, General and Administrative Expenses	80.3	72.7	78.3	90.4	321.7	104.7					390.0
Operating Income	17.3	27.9	29.1	42.5	117.1	22.1					120.0
Non-Operating Income (Loss)	(0)	(0.1)	(1.1)	(2.7)	(4.1)	0.2					(4.0)
Ordinary income	17.3	27.7	28.0	39.8	112.9	22.4					116.0
Net Income Attributable to Owners of Parent	10.0	18.9	16.0	20.6	65.6	8.1					59.0

4. Operating Data

Number of Subscribers

	(in thousands except for Public Telephones)
	FY 2016				FY 2017				FY 2017 (E)
	As of June 30	As of September 30	As of December 31	As of March 31	As of June 30	As of September 30	As of December 31	As of March 31	As of March 31
Telephone Subscriber Lines(1)	19,671	19,413	19,117	18,797	18,482				17,785
NTT East	9,740	9,617	9,471	9,315	9,166				8,865
NTT West	9,931	9,796	9,647	9,482	9,316				8,920
INS-Net(2)	2,719	2,661	2,602	2,539	2,488				2,326
NTT East	1,384	1,356	1,325	1,293	1,269				1,193
NTT West	1,334	1,305	1,276	1,246	1,219				1,133
Telephone Subscriber Lines + INS-Net	22,390	22,074	21,719	21,336	20,970				20,111
NTT East	11,125	10,973	10,796	10,609	10,434				10,059
NTT West	11,265	11,102	10,923	10,727	10,535				10,052
Public Telephones	168,673	166,120	163,921	161,375	160,396				157,972
NTT East	76,511	74,846	73,357	71,434	71,037				70,434
NTT West	92,162	91,274	90,564	89,941	89,359				87,538
FLET’S ISDN	83	81	79	77	75				70
NTT East	36	35	34	33	33				30
NTT West	47	46	45	44	43				39
FLET’S ADSL	1,019	987	955	919	881				791
NTT East	459	444	428	411	394				351
NTT West	560	543	527	508	487				440
FLET’S Hikari (including Hikari Collaboration Model)(3)(4)(5)	19,520	19,704	19,903	20,053	20,294				20,853
NTT East	10,839	10,958	11,078	11,173	11,318				11,673
NTT West	8,681	8,746	8,825	8,880	8,976				9,180
(incl.) Hikari Collaboration Model	5,912	6,917	7,854	8,744	9,574				11,894
NTT East	3,781	4,337	4,846	5,328	5,770				7,028
NTT West	2,131	2,580	3,008	3,416	3,804				4,866
Hikari Denwa(6)	17,451	17,545	17,655	17,759	17,862				17,988
NTT East	9,180	9,242	9,311	9,369	9,433				9,569
NTT West	8,271	8,302	8,344	8,390	8,430				8,419
Conventional Leased Circuit Services	231	229	227	225	224				218
NTT East	112	111	110	109	109				105
NTT West	118	118	117	116	115				113
High Speed Digital Services	114	112	110	108	106				100
NTT East	58	57	56	55	54				52
NTT West	56	55	54	53	52				48
NTT Group Major ISPs(7)	11,360	11,328	11,303	11,231	11,189				11,031
(incl.) OCN	7,969	7,905	7,847	7,739	7,678				7,496
(incl.) Plala	3,024	3,047	3,075	3,106	3,124				3,130
Hikari TV	3,047	3,041	3,032	3,023	3,021				3,030
FLET’S TV Transmission Services(6)	1,445	1,464	1,489	1,521	1,551				1,602
NTT East	917	926	939	951	963				981
NTT West	528	538	551	570	587				621
Mobile Telecommunications Services(8)	71,614	72,943	73,588	74,880	75,114				77,100
(incl.) “Kake-hodai & Pake-aeru” billing plan	31,586	33,416	35,198	37,066	38,342				—
Telecommunications Services (LTE (Xi))	39,893	41,281	42,671	44,544	45,659				51,700
Telecommunications Services (FOMA (3G))	31,721	31,662	30,917	30,336	29,455				25,400
sp-mode	33,082	33,809	34,749	35,921	36,671				40,200
i-mode	18,136	17,416	16,503	15,493	14,662				11,300

Notes:	(1)	Number of Telephone Subscriber Lines is the total of individual lines and central station lines (Subscriber Telephone Light Plan is included).
	(2)	“INS-Net” includes “INS-Net 64” and “INS-Net 1500.” In terms of number of channels, transmission rate, and line use rate (base rate), “INS-Net 1500” is in all cases roughly ten times greater than “INS-Net 64.” For this reason, one “INS-Net 1500” subscription is calculated as ten “INS-Net 64” subscriptions (including subscriptions to the “INS-Net 64 Lite Plan”).
	(3)	Number of “FLET’S Hikari (including Hikari Collaboration Model)” subscribers includes subscribers to “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light,” “FLET’S Hikari Lightplus” and “FLET’S Hikari WiFi Access” provided by NTT East, subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Mytown Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West and subscribers to the “Hikari Collaboration Model,” the wholesale provision of services to service providers by NTT East and NTT West.
	(4)	The comparative results for the three months ended June 30, 2017 compared to the year ended March 31, 2017 for “FLET’S Hikari (including Hikari Collaboration Model)” are as follows: the numbers of new subscribers for NTT East and NTT West were 480 thousand lines and 371 thousand lines, respectively, for a total of 851 thousand lines; the numbers of new subscribers (excluding switchover lines) for the “Hikari Collaboration Model” for NTT East and NTT West were 358 thousand lines and 262 thousand lines, respectively, for a total of 619 thousand lines; and the numbers of switchover lines for NTT East and NTT West were 268 thousand lines and 241 thousand lines, respectively, for a total of 509 thousand lines.
	(5)	The comparative forecast for the year ending March 31, 2018 compared to the results for the year ended March 31, 2017 for “FLET’S Hikari (including Hikari Collaboration Model)” are as follows: the numbers of new subscribers for NTT East and NTT West are expected to be 1,700 thousand lines and 1,200 thousand lines, respectively, for a total of 2,900 thousand lines; the numbers of new subscribers (excluding switchover lines) for the “Hikari Collaboration Model” for NTT East and NTT West are expected to be 1,250 thousand lines and 850 thousand lines, respectively, for a total of 2,100 thousand lines; and the numbers of switchover lines for NTT East and NTT West are expected to be 1,100 thousand lines and 1,000 thousand lines, respectively, for a total of 2,100 thousand lines.
	(6)	Numbers of subscribers for “Hikari Denwa” and “FLET’S TV Transmission Services” include wholesale services provided to service providers by NTT East and NTT West.
	(7)	“NTT Group Major ISPs” includes “WAKWAK” and “InfoSphere,” in addition to “OCN” and “Plala.”
	(8)	Number of Mobile Telecommunications Services (including “Telecommunications Services (LTE (Xi))” and “Telecommunications Services (FOMA (3G))”) includes Communication Module Services.

4. Operating Data

Average Monthly Revenue per Unit (ARPU)

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to each designated service on a per user basis. In the case of NTT Group’s fixed-line business, ARPU is calculated by dividing revenue items included in the operating revenues of NTT Group’s regional communications business segment, that is, fixed-line (telephone subscriber lines and INS-NET) and FLET’S Hikari, by the number of active subscribers to the relevant services.

In the case of NTT Group’s mobile communications business, ARPU is calculated by dividing revenue items included in operating revenues from its mobile communications business segment, such as revenues from LTE (Xi) mobile phone services, FOMA (3G) mobile phone services and “docomo Hikari” services, that are incurred consistently each month, by the number of active users to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage, such as telecommunications equipment sales, activation fees and universal service charges.

NTT believes that its ARPU figures calculated in this way provide useful information regarding the monthly average usage of its subscribers. The revenue items included in the numerators of NTT Group’s ARPU figures are based on its financial results comprising its U.S. GAAP results of operations.

	(Yen)
	FY 2016					FY 2017					FY 2017 (E)
	Three Months Ended				Year Ended	Three Months Ended				Year Ended	Year Ending
	June 30	September 30	December 31	March 31	March 31	June 30	September 30	December 31	March 31	March 31	March 31
NTT East (1)(2)(3)(4)(5)
Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines)	2,620	2,620	2,620	2,590	2,610	2,580					2,570
FLET’S Hikari ARPU (6)	5,340	5,280	5,230	5,170	5,250	5,120					5,050
Basic Monthly Charge	3,750	3,720	3,690	3,670	3,700	3,640					3,600
Optional Services	1,590	1,560	1,540	1,500	1,550	1,480					1,450
NTT West (1)(2)(3)(4)(5)
Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines)	2,580	2,580	2,580	2,560	2,580	2,540					2,550
FLET’S Hikari ARPU (6)	5,350	5,300	5,260	5,210	5,280	5,160					5,080
Basic Monthly Charge	3,640	3,620	3,590	3,570	3,610	3,550					3,490
Optional Services	1,710	1,680	1,670	1,640	1,670	1,610					1,590
NTT DOCOMO (7)(8)(9)
Aggregate ARPU	4,330	4,420	4,450	4,550	4,430	4,600					4,700
Voice ARPU (LTE (Xi) + FOMA (3G))	1,240	1,250	1,280	1,220	1,250	1,330					1,350
Data ARPU	3,090	3,170	3,170	3,330	3,180	3,270					3,350
Packet ARPU (LTE (Xi) + FOMA (3G))	2,960	2,990	2,960	3,080	2,990	2,970					3,010
“docomo Hikari” ARPU	130	180	210	250	190	300					340

Notes:	(1)	We compute the following two categories of ARPU for business conducted by each of NTT East and NTT West.

a. Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from “FLET’S ADSL” and “FLET’S ISDN,” which are included in operating revenues from IP Services.

b. FLET’S Hikari ARPU: Calculated based on revenues from “FLET’S Hikari” (including “FLET’S Hikari” optional services), which are included in operating revenues from IP Services, revenues from monthly charges, call charges and connection device charges for “Hikari Denwa,” and revenues from “FLET’S Hikari” optional services, which are included in Supplementary Business revenues.

-   “FLET’S Hikari” includes “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light,” “FLET’S Hikari Lightplus” and “FLET’S Hikari WiFi Access” provided by NTT East, and “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Mytown Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West. In addition, “FLET’S Hikari” also includes the “Hikari Collaboration Model,” the wholesale provision of services to service providers by NTT East and NTT West.

- “FLET’S Hikari” Optional Services includes wholesale services provided to service providers by NTT East and NTT West.

	(2)	Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines) and FLET’S Hikari ARPU.

	(3)	Numbers of active subscribers used in the ARPU calculation of NTT East and NTT West are as below.
- Quarterly Results: Sum of number of active subscribers* for each month in the relevant quarter
- FY Results: Sum of number of active subscribers* for each month from April to March
- FY Forecast: Sum of the average expected active number of subscribers during the fiscal year ((number of subscribers at March 31, 2017 + number of expected subscribers at March 31, 2018)/2)x12
*activesubscribers = (number of subscribers at end of previous month + number of subscribers at end of the current month)/2

	(4)	For purposes of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), the number of subscribers is determined based on the number of subscriptions for fixed-line services (Telephone Subscriber Lines + INS-NET Subscriber Lines).

	(5)	In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, for the purpose of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

	(6)	For purposes of calculating FLET’S Hikari ARPU, the number of subscribers is determined based on the number of FLET’S Hikari subscribers, which includes subscribers to “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light,” “FLET’S Hikari Lightplus” and “FLET’S Hikari WiFi Access” provided by NTT East, subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Mytown Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West, and the “Hikari Collaboration Model,” the wholesale provision of services to service providers by NTT East and NTT West.

	(7)	The following is the formula we use to compute ARPU for NTT DOCOMO.
a. Aggregate ARPU = Voice ARPU + Packet ARPU + “docomo Hikari” ARPU
b. Data ARPU= Packet ARPU + “docomo Hikari” ARPU
- Voice ARPU: Voice ARPU Related Revenues (basic monthly charges, voice communication charges) / No. of active users
- Packet ARPU: Packet ARPU Related Revenues (basic monthly charges, packet communication charges) / No. of active users
- “docomo Hikari” ARPU: “docomo Hikari” ARPU Related Revenues (basic monthly charges, voice communication charges) / No. of active users

	(8)	Numbers of active users used in the ARPU calculation of NTT DOCOMO are as below.
- Quarterly Results: Sum of number of active users* for each month in the relevant quarter
- FY Results/FY Forecast: Sum of number of active users*/expected number of active users* for each month from April to March
*activeusers = (number of users at end of previous month + number of users at end of current month)/2

	(9)	The number of “users” used to calculate ARPU is the total number of subscriptions, excluding the subscriptions listed below:

a. Subscriptions of communication modules services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs); and

b. Data Plan subscriptions in the case where the customer contracting for such subscription in his/her name also has a subscription for “Xi” or “FOMA” services in his/her name.
Note that revenues from communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs) are not included in ARPU calculations.

4. Operating Data

Number of Employees

	(Persons)
	FY 2016				FY 2017				FY 2017 (E)
	As of June 30	As of September 30	As of December 31	As of March 31	As of June 30	As of September 30	As of December 31	As of March 31	As of March 31
NTT Consolidated(1)	248,650	248,650	280,600	274,850	280,850				281,350
Regional communications business	67,400	67,300	73,700	68,250	70,000				67,150
Long distance and international communications business	45,150	44,450	44,050	43,850	43,850				45,850
Mobile communications business	27,500	27,450	27,400	26,750	28,150				28,050
Data communications business	83,200	84,000	109,950	111,650	113,950				115,950
Other business	25,400	25,450	25,500	24,350	24,900				24,350
Core Group Companies(1)
NTT (Holding Company)	2,800	2,800	2,750	2,700	2,750				2,700
NTT East	5,200	4,950	4,950	4,850	5,200				4,800
NTT West	4,600	4,450	4,450	4,400	4,550				4,300
NTT Communications	6,550	6,450	6,450	6,350	6,400				6,300
NTT DOCOMO (Consolidated)	27,500	27,450	27,400	26,750	28,150				28,050
NTT DATA (Consolidated)	83,200	84,000	109,950	111,650	113,950				115,950

Note:	(1)	Starting from the nine-month period ended December 31, 2016, “Number of Employees” includes employees whose contracts were changed from fixed-term contracts to open-ended contracts.